2HF Putnam Small Cap Growth Fund
12/31/06 semiannual

Because the electronic format for filing Form NSAR does not provide adequate space for responding to certain items correctly, the correct answers are as follows:

53A

For the period ended December 31, 2006, Putnam Management has assumed $1,947 of legal, shareholder servicing and communication, audit and Trustee fees incurred by the fund in connection with certain legal and regulatory matters.

Additional Information About Minimum Required Investment Item 61

Shareholders can open a fund account with as little as $500 and make subsequent investments in any amount. The minimum investment is waived if you make regular investments weekly, semi-monthly, or monthly through automatic deductions through your bank checking or savings account. Currently, Putnam is waiving the minimum, but reserves the right to reject initial investments under the minimum.

74U1 (000s omitted)

Class A		 16,755
Class B		  2,790
Class C		    990

74U2 (000s omitted)

Class M		246
Class R		504
Class Y	     	1,472

74V1
Class A		 22.08
Class B		 21.22
Class C		 21.21

74V2

Class M		 21.52
Class R		 21.91
Class Y		 22.27


Additional Information about Errors and Omissions Policy Item 85B

While no claims with respect to the Registrant/Series were filed under such policy during the period, requests under such policy for reimbursement of legal expenses and costs arising out of claims of market timing activity in the Putnam Funds have been submitted by the investment manager of the Registrant/Series.